02052995

RECD S.E.C.
SEP 4 - 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

September 4, 2002

GALLAHER GROUP PLC
(Translation of registrant's name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 OQU
United Kingdom
(Address of principal executive offices)

PROCESSED
SEP 0 5 2002
P THOMSON FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

GALLAHER GROUP PLC

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALLAHER GROUP PLC

Date: September 4, 2002

By: ....

Name: C T Fielden

Title: Group Legal Adviser

GALLAHER GROUP Plc

NEWS RELEASE

China National Tobacco Corporation and Gallaher sign a Letter of Intent and form a Joint Project Team

The China National Tobacco Corporation ("CNTC"), together with the State Tobacco Monopoly Administration of P.R.C. ("STMA"), and Gallaher have signed a formal cooperative letter of intent and formed a joint project team to prepare for dual contract manufacture and distribution agreements in China and Russia.

CNTC will nominate a key brand, from one of its cigarette factories in China, to be contract manufactured and distributed in Russia by Gallaher, through its Liggett-Ducat operation.

Gallaher will nominate one of its key brands to be contract manufactured by CNTC in one of its main cigarette factories and distributed through the sales network of this cigarette factory throughout China.

A joint project team has been formed which will prepare the groundwork for implementation, and once the firm details have been agreed the selected CNTC factory and Gallaher will enter into dual contract manufacture and distribution agreements. The companies expect that these agreements will be in place within 12 months.

Initially, the production and sales volumes of each company's brand shall be arranged on a reciprocal basis.

Mr Jiang, Director General of STMA, said: "The signing of this letter of intent is the result of the friendly relationship between Gallaher and the CNTC. This cooperation will help to promote technological advancement and accelerate development within the Chinese tobacco industry.".

Nigel Northridge, Chief Executive of Gallaher, said: "I am delighted that we have entered into this cooperation with CNTC – it is an exciting step in Gallaher's Eurasian progress. We have been in discussion with STMA and CNTC for some time – predicated on the principles of equality and mutual benefits – and today marks a significant milestone in our joint collaboration.".

4th September 2002

For further information, contact:

Claire Jenkins – Director, Investor Relations	Tel:	01932 859 777
Anthony Cardew – Cardew & Co.	Tel:	020 7 930 0777

Notes to Editors

- The State Tobacco Monopoly Administration of P.R.C. ("STMA") is the Government administration department with responsibility for: managing the tobacco industry; working out principles and policies; enforcing laws and regulations; practicing the monopoly administration over tobacco commodities' production, marketing, importation and exportation; and, overseas economic and technical cooperation.

  Jiang Chengkang was appointed Director General of STMA on 27th June 2002, having previously been Deputy Director General.

  Further information on STMA is available on its joint website with CNTC: www.tobacco.gov.cn

- The China National Tobacco Corporation ("CNTC") reports to STMA, and is the corporation that organises the production, marketing, importation and exportation of tobacco commodities (including: cigarettes; cigars; cut tobacco; re-dried tobacco; tobacco leaf; filter rods; cigarette tow; and, tobacco machinery).

  A subsidiary of CNTC operates a website which focuses on tobacco and cigarette related news: www.tobaccochina.com

- China is the world's largest tobacco market, with annual volume sales of 1.7 trillion cigarettes (almost one-third of the world's total consumption). CNTC has about 150 cigarette factories in China, and its brands account for over 98% of the total market.

- Russia is the world's fifth largest market, with annual consumption of around 300 billion cigarettes. There are around 60 tobacco factories throughout Russia, with seven owned by the top four manufacturers – who, between them, account for over 50% of consumer sales.

- Liggett-Ducat, a wholly-owned subsidiary of Gallaher, from its single production facility in Moscow, accounted for 16.7% of on-shore cigarette manufacture (including volumes produced for export) in the first six months of 2002. In total, the Group grew its volume sales by 16%, to 28.9 billion cigarettes. Gallaher also increased its share of total consumer sales in Russia, to 13.1% (2001: 12.3%).

Since acquiring Liggett-Ducat in 2000, Gallaher has invested in the factory – increasing potential annual production capacity of hard-box filter brands – and significantly extended its nationwide distribution network.

- Gallaher Group Plc, the international tobacco manufacturing and wholesale company with headquarters in the UK, has leading positions in Austria, Estonia, Germany, Greece, Hungary, Kazakhstan, the Republic of Ireland, Russia, Sweden and the UK. Gallaher's comprehensive brand portfolio includes *Benson and Hedges, Silk Cut*, *Mayfair*, *Sovereign*, *Sobranie*, *Dorchester*, *Prima*, *LD*, *Memphis*, *Milde Sorte*, *Right*, *Blend*, *Hamlet*, *Old Holborn*, *Amber Leaf* and *Condor.*

The Group employs around 9,500 people, with manufacturing plants in the UK, Russia, the Republic of Ireland, Kazakhstan, Austria, Sweden and Ukraine. Gallaher's shares are listed on the London Stock Exchange and its ADRs are traded on the New York Stock Exchange.

Further information on Gallaher is available on the Company's website: www.gallaher-group.com